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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Shaw, Richard L		Michael Baker Corporation (BKR)
	100 Airside Drive	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			April 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Moon Township, PA 15108 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		4/25/03				J (1)			1,000	A	$0		3,000		D

	Common Stock													2,000		I (2)		By Spouse

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Employee Stock Option ( Right-To Buy)		$6.7187

	Non-Employee Director Stock Option		$5.0313

	Non-Employee Director Stock Option		$6.8437

	Non-Employee Director Stock Option		$7.8125

	Non-Employee Director Stock Option		$8.525

	Non-Employee Director Stock Option		$8.55		4/25/03				A			2,000

	Non-Employee Director Stock Option		$10.025

	Non-Employee Director Stock Option		$10.125

	Non-Employee Director Stock Option		$15.035

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

		9/7/09		Common Stock					50,000		D

		5/14/06		Common Stock					1,000		D

		5/15/07		Common Stock					1,000		D

		7/2/09		Common Stock					1,000		D

		4/26/04		Common Stock					24,927		D

	10/25/03 (3)	4/25/13		Common Stock	2,000		$8.55		2,000		D

		4/26/11		Common Stock					2,000		D

		4/24/08		Common Stock					1,000		D

		4/26/12		Common Stock					2,000		D

Explanation of Responses:

Note (1): Award of Stock pursuant to Baker 1996 Non-Employee Directors' Stock Incentive Plan in transaction exempt under Rule 16b-3.

Note (2): The reporting person disclaims beneficial ownership of all securities held by his spouse, and this report should not be deemed as an admission that the reporting person is the beneficial owner of such securities for the purpose of Section 16 or for any other purpose.

Note (3): Grant to reporting person of option to buy 2,000 shares of common stock under Baker 1996 Non-Employee Directors' Stock Incentive Plan in transaction exempt under Rule 16b-3. The Option is exercisable at any time on or after October 25, 2003, and will expire at the close of business on April 25, 2013.

/s/ Richard L. Shaw	4/25/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.